Exhibit 99.2

Amendment to liquidity contract signed on May, 2nd, 2006 between Rothschild & Cie Banque and Gaz de France

Paris, July, 17 2008 – With respect to article 11 of the above mentioned contract and in order to allow Rothschild & Cie Banque to pursue its actions as defined by the contract, Gaz de France has decided to proceed with an additional cash allocation in the amount of € 45,000,000.

Group profile:

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs almost 50,000 employees and generated €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is also part of the CAC 40 and Dow Jones Stoxx 600 indices.

Investor Relations contact:

IR Team

Phone: +33 1 47 54 77 25

Email: GDF-IR-TEAM@gazdefrance.com

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